THE GOLDFIELD CORPORATION

1684 W. HIBISCUS BLVD.	TELEPHONE	321 724-1700
MELBOURNE, FLORIDA 32901-2631	FAX	321 308-1163

December 23, 2005

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Form 10-K for the year ended December 31, 2004
Filed March 31, 2005
Form 10-Q for the period ended September 30, 2005
File No. 1-07525

Dear Mr. Cash:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 1, 2005 relating to The Goldfield Corporation’s Form 10-Q for the period ended September 30, 2005 filed on November 14, 2005.

Set forth below are the Staff’s comments followed by our response.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Item 2 – Management’s Discussion and Analysis

Liquidity and Capital Resources, page 22

Comment:

We note that accounts receivable and accrued billings increased by 18% and costs and estimated earnings in excess of billings on uncompleted contracts increased by 235% during the interim period.  We also noted that electrical construction revenue decreased by 13% during the same period.  As a result of these fluctuations, days outstanding in accounts receivable and accrued billings and costs and estimated earnings in excess of billings on uncompleted contracts substantially increased relative to 2003 and 2004.  These balances indicate that approximately 90% of your electrical construction revenue that was recognized during the quarter ended 9/30/05 was not collected or billed as of 9/30/05.  Please tell us the specific facts and circumstances that caused these fluctuations and tell us whether trends in days outstanding have improved.  To the extent that divergent trends continue or occur in the future, please revise future filings to adequately disclose and explain them and to address the potential risks and uncertainties they may imply.

John Cash
Securities and Exchange Commission
December 23, 2005

Response:

Summary

The increase in the Company’s accounts receivable and accrued billings, and costs and estimated earnings in excess of billings on uncompleted contracts primarily resulted from timing anomalies related to two particular billings.  In one case, a large project with unusual billing provisions accounted for more than half of the Company’s costs in excess of billing as of September 30, 2005.  Approximately 75% of these costs were billed the business day following the end of the quarter, for which the Company received payment within 30 days.  In the other case, payment in respect of one large outstanding bill was received on the business day following the end of the quarter, which, had it been received one day earlier, would have resulted in an increase of only 3% in accounts receivable and accrued billings for the quarter.

Because of the limited number of projects that the Company is involved with at any particular time, monthly variations in receivables are not significant. In fact, the Company rarely encounters receivable collection issues having had less than 0.022% credit losses during the last 17 years.  Additional detail is provided below.

Analysis

The days sales outstanding (“DSO”) for accounts receivable, accrued billings and costs and estimated earnings in excess of billings on uncompleted contracts have increased due in large part to the increased amounts included in the account costs and estimated earnings in excess of billings on uncompleted contracts. These increases have resulted from one large project under construction in 2005 which accounted for $1,548,276 of the $3,026,504 of costs in excess of billings as of September 30, 2005. The increases within this account are the result of 1) a billing provision which requires completion of discrete components of work prior to billing, rather than the more typical monthly progress billings and 2) the construction of a series of distinct tasks performed by separate labor groups in sequential order, resulting in varying stages of construction for each distinct component. These billing provisions and construction methods result in delays in our ability to bill and receive payment from the customer.

Another component of the fluctuation in costs and earnings in excess of billings on uncompleted contracts is the $483,785 attributable to four new electrical construction projects which result in cash timing differences for projects in the early stages of construction.

In reference to your comment on the increase of 18% in accounts receivable and accrued billings, the accounts receivable balance as of September 30, 2005 included a $507,226 billing dated September 3, 2005, on which a cash payment of $456,503 (invoiced amount less 10% retainage) was received on Monday, October 3, 2005. Had this billing been received by the Company one business day earlier, the increase in accounts receivable and accrued billings would have been only 3%.

John Cash
Securities and Exchange Commission
December 23, 2005

On October 3, 2005 the Company invoiced $1,165,264, of the $1,548,276 in costs and estimated earnings in excess of billings on uncompleted contracts related to the one project noted above, and a cash payment of $1,048,738 (invoiced amount less 10% retainage) was received on October 31, 2005.

Based on quarterly revenues, DSO for accounts receivable, accrued billings and costs and estimated earnings in excess of billings on uncompleted contracts, have improved slightly since September 30, 2005 as shown below (for the October and November calculation we used the trailing 3 months):

December 2003	70
December 2004	66
September 2005	80
October 2005	74
November 2005	76

Based on quarterly revenues, DSO for costs and estimated earnings in excess of billings, net, have also decreased since September 30, 2005 as shown below (for the October and November calculation we used the trailing 3 months):

December 2003	9
December 2004	15
September 2005	36
October 2005	21
November 2005	27

As noted above, the fluctuations in our monthly electrical construction activity, the date of the billing of our invoices and customer payment history may cause significant fluctuations in percentage changes. Historically, the Company has had no significant amounts of bad debts in connection with its trade receivables. This is primarily attributable to the financial strength of the type of customers we regularly deal with and our credit and collection activities. Since 1988, the Company has had less than $80,000 in bad debts, or less than .022%.

To the extent that divergent trends occur in the future, the Company will revise future filings to adequately disclose and explain them and to address the potential risks and uncertainties they may imply.

The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me directly at (321) 724-1700.

John Cash
Securities and Exchange Commission
December 23, 2005

Please change our address on future correspondence as follows:

1684 W. HIBISCUS BLVD.
MELBOURNE, FLORIDA 32901-2631

Sincerely,

THE GOLDFIELD CORPORATION

/s/ Stephen R. Wherry

Stephen R. Wherry, CPA
Vice President, Treasurer and Chief Financial Officer

cc:	John H. Sottile, Goldfield CEO
David P. Bicks, Esq., LeBoeuf, Lamb, Greene & MacRae LLP
Christine B. Callahan, CPA, Partner, KPMG LLP